UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated February 17, 2026 – Q4 2025 Financial Report Release and Earnings Presentation on 3 March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

Date: February 17, 2026

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